PE
9-30-01 VICOM INDUSTRIES
INC

RECD S.E.C.
APR 1 8 2002





Securing America's Future

PROCESSED
MAY 1 5 2002
THOMSON
FINANCIAL

Annual Report 2001

A World Leader in Digital Video Communication Systems

Financial Summary

For the Year		2001		2000
Net sales	$	65,365,000	$	74,624,000
Pretax income	$	2,307,000	$	1,589,000
Net income	$	1,497,000	$	961,000
Earnings per share:				
Basic	$	.32	$	.21
Diluted	$	.32	$	.21

At Year-End				
Shareholders' equity	$	34,898,000	$	34,998,000
Shares outstanding		4,638,000		4,625,000
Working capital	$	30,005,000	$	33,365,000
Total assets	$	51,926,000	$	53,918,000
Book value per share	$	7.52	$	7.57
Unfilled orders	$	6,300,000	$	8,400,000

Table of Contents

Financial Summary 1
To Our Shareholders 2
Digital Video Development 3
Quality Solutions 4
Corporate Profile 5
Corporate Directory 5
Consolidated Statements of Operations 6
Independent Auditors' Report 6
Consolidated Balance Sheets 7
Consolidated Statements of Cash Flows 8
Consolidated Statements of Shareholders' Equity 9
Notes To Consolidated Financial Statements 10
Management's Discussion and Analysis 19
Selected Financial Data 22

VICON

To Our Shareholders



While fiscal 2001 was affected by a weak U.S. economy, Vicon nevertheless made progress toward its long-term goal of providing premier digital video solutions to the security and surveillance market. Additional engineering investments were made in fiscal 2001 as the Company expanded efforts to develop digital video capabilities for local and wide area networks. The new digital platform allows future product offerings to combine biometric capabilities, such as facial recognition, together with other forms of electronic security, effectively expanding Vicon's market reach. With the shift to digital based systems, a new business development team was formed in late 2001 with the objective of pursuing new sales channels for such systems. The new business unit is not expected to have a material impact on fiscal 2002 revenues; however, when all elements are in place, it should favorably redefine the conduct and nature of our business for years to come.

Sales for the fiscal 2001 year declined to $65.4 million from $74.6 million in the prior year. U.S. sales dipped to $44.9 million versus $55.1 million, while foreign revenues climbed to $20.5 million compared with $19.5 million. The lower U.S. sales was principally the result of a sharp decline ($7.6 million) in shipments to the United States Postal Service (USPS) as a result of its decision in March 2001 to freeze capital spending. Considering the USPS fiscal cutbacks and the expiration on June 30, 2001 of our exclusive supply contract with them, a further decline in USPS business is expected in the 2002 fiscal year.

International revenues increased principally as a result of growth in European and Middle Eastern markets. The increase, however, was limited by a weak Pound and Euro versus the U.S. dollar. In addition to the U.K. and Brussels offices, Vicon now has factory direct sales representatives operating in Italy, Spain, France and parts of the Middle East. As systems have become more complex, coupled with rapidly changing technology, closer contact with the ultimate end-user is essential to the sales process.

As noted, digital video development continues to be a major element of Vicon's long-term strategy. In the 2001 fiscal year, $4.1 million, or 6.3% of net sales, went to this effort compared with $3.8 million or 5% of net sales in the prior year. After nearly three years of engineering effort, this summer the Company expects to introduce its first proprietary line of digital systems designed to accommodate user demand for custom network applications. The objective is to provide an enterprise wide network solution developed and supported by Vicon engineers thereby ensuring system integrity and compatibility with future upgrades or expansions.

Operating performance in the fiscal 2001 year was mixed. While shipment levels were disappointing, gross margins improved 7% from 30.9% to 33.2%. During the year, Vicon also sold its remaining interest in a public manufacturing/distribution company in South Korea for a pre-tax profit of $3.0 million. Such gain was the principal factor for the net income growth to $1.5 million.

From a balance sheet perspective, improved asset management lowered both receivables and inventory, helping generate $7.7 million of cash in fiscal 2001 and raising the balance to $9.8 million at year-end. Total debt was also similarly reduced to $17.0 million versus $18.9 million, while net equity was $34.9 million at September 30, 2001.

With the underpinnings of a sound financial position, Vicon moves forward to meet the challenges of growing its worldwide market presence. Given the backdrop of a world focused on enhancing security, a respected industry reputation and the will of our employees to excel, the Company looks to the future with optimism.

Kenneth M. Darby, Chairman & CEO

Digital Video Development



Core Technology Systems are Vicon Engineered







Kollector™

Network Video Server, Recorder and Control



For 35 years Vicon has designed, engineered and produced high performance video systems principally for use by a broad range of customers in security and surveillance applications. Customers throughout the world have come to respect the quality of Vicon designs and the reliability of its engineering. Product development is engineered systems oriented, focusing on sophisticated multi-camera, local and wide area network applications where customer support services are needed and valued. Beginning with the acquisition of TeleSite USA in 1999, the Company has made a significant investment in digital video development. A digital platform creates many possibilities for transparent system integration with other security technologies, thereby enhancing user functionality.

Product development is also enterprise solution driven, which means core technology hardware and software is Vicon proprietary, affording users custom applications if desired.

Quality Solutions











Network Video Servers Assembled and Tested at Vicon's Hauppauge, N.Y. Plant

In today's world, video surveillance users are technically savvy and require assurance that system architecture meets their needs now and in the future. More than ever, large system users want solution partners, not just component suppliers, to ensure system designs achieve the desired purpose. To meet such customer needs, Vicon sales and technical staff include industry specialists who know and understand the operational requirements and regulatory mandates affecting users.

NOVA™ V1500

Distributed Network Control



AURORACORD

Digital Video Multiplexer and Recorder



The goal is to help users navigate the complexities of the commercial video marketplace, thereby building lasting relationships. The rapid market transition to digital video has merged the technologies of the security, telephony and computer industries and transformed Vicon from an electronic products producer to the world of electro-software.

Corporate Profile

Vicon Industries, Inc., listed on the American Stock Exchange under the symbol "VII," designs, manufactures, assembles and markets a wide range of video systems and system components used for surveillance, security, safety, and control purposes by a broad group of end-users. The Company sells its systems and products to installing dealers, system integrators, government entities and distributors worldwide exclusively under Vicon trademarks. The Company's products are typically used by end-users as a crime deterrent, for visual documentation, observing inaccessible or hazardous areas, limiting liability, increasing safety, managing control systems and improving the efficiency and effectiveness of personnel.



Corporate Directory

Officers

Kenneth M. Darby
Chief Executive Officer

John M. Badke
Vice President, Finance
Chief Financial Officer

John L. Eckman
Vice President, Sales

Peter A. Horn
Vice President, Operations

Bret M. McGowan
Vice President, Marketing

Yacov A. Pshtissky
Vice President, Technology and Development

Directors

Kenneth M. Darby
Chairman

Milton F. Gidge ◆ ✻
Retired Executive and Director
Lincoln Savings Bank

Peter F. Neumann ◆
Retired President
Flynn-Neumann Agency, Inc.

W. Gregory Robertson ◆ ✻
President
TM Capital Corp.

Arthur D. Roche ◆ ✻
Retired Executive Vice President
Vicon Industries, Inc.
Retired Partner
Arthur Andersen & Co.

Kazuyoshi Sudo ✻
Chief Executive Officer
Toyo Management, Inc.

✻ Member of Audit Committee
◆ Member of Compensation Committee

Vicon Industries, Inc. Corporate Headquarters

89 Arkay Drive
Hauppauge, NY 11788
(631) 952-CCTV (2288)

Principal Offices
Hauppauge, New York
Fareham, England
Hong Kong, China
Zaventem, Belgium
Yavne, Israel

Subsidiaries
Vicon Industries Limited
TeleSite U.S.A., Inc.
Vicon Industries Foreign Sales Corporation
Vicon Industries (H.K.) Ltd.

Transfer Agent
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602
www.computershare.com

Bank
Washington Mutual Bank, FA
1377 Motor Parkway
Islandia, NY 11788

General Counsel
Schoeman, Updike & Kaufman LLP
60 East 42nd Street
New York, NY 10165

Auditor
KPMG LLP
1305 Walt Whitman Road
Melville, NY 11747

Consolidated Statements of Operations

Fiscal Years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
Net sales	$65,364,558	$ 74,624,065	$ 73,414,046
Cost of sales	43,678,775	51,570,001	47,634,962
Gross profit	21,685,783	23,054,064	25,779,084
Operating expenses:			
Selling expense	13,025,115	13,117,039	11,159,633
General and administrative expense	4,973,816	4,190,856	3,966,892
Engineering and development expense	4,105,282	3,753,653	2,759,907
	22,104,213	21,061,548	17,886,432
Operating (loss) income	(418,430)	1,992,516	7,892,652
Other expense (income):			
Interest expense	497,597	816,017	591,826
Gain on sale of securities	(3,022,579)	(315,955)	—
Interest and other income	(200,596)	(96,751)	(141,003)
Income before income taxes	2,307,148	1,589,205	7,441,829
Income tax expense	810,000	628,000	2,681,628
Net income	$ 1,497,148	$ 961,205	$ 4,760,201
Earnings per share:			
Basic	$ .32	$ .21	$ $1.05
Diluted	$ .32	$ .21	$ $1.01

See accompanying notes to consolidated financial statements.

Independent Auditors' Report



The Board of Directors and Shareholders
Vicon Industries, Inc.

We have audited the accompanying consolidated balance sheets of Vicon Industries, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vicon Industries, Inc. and subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Melville, New York
December 3, 2001, except as to note 6, which is as of December 31, 2001

KPMG LLP
KPMG LLP

Consolidated Balance Sheets
September 30, 2001 and 2000

	2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 9,795,148	$ 2,115,118
Marketable securities	—	2,775,196
Accounts receivable (less allowance of $1,115,000 in 2001 and $1,063,000 in 2000)	11,438,334	17,101,618
Inventories:		
Parts, components, and materials	2,518,782	3,011,071
Work-in-process	2,777,211	3,285,213
Finished products	11,800,197	12,364,719
	17,096,190	18,661,003
Deferred income taxes	1,420,372	955,003
Prepaid expenses	566,861	896,923
Total current assets	40,316,905	42,504,861
Property, plant, and equipment:		
Land	1,161,948	1,160,098
Buildings and improvements	5,394,076	5,380,387
Machinery, equipment, and vehicles	9,815,829	9,256,266
	16,371,853	15,796,751
Less accumulated depreciation and amortization	8,232,536	7,295,079
	8,139,317	8,501,672
Goodwill, net of accumulated amortization	1,571,058	1,639,678
Deferred income taxes	1,366,625	805,087
Other assets	531,660	466,590
	$ 51,925,565	$ 53,917,888
Liabilities and Shareholders' Equity		
Current Liabilities:		
Borrowings under revolving credit agreement	$ —	$ 129,424
Current maturities of long-term debt	2,144,727	1,311,386
Accounts payable	2,375,825	2,939,936
Accrued compensation and employee benefits	1,789,401	1,895,766
Accrued expenses	2,227,825	1,713,316
Unearned service revenue	1,294,576	835,045
Income taxes payable	479,361	315,481
Total current liabilities	10,311,715	9,140,354
Long-term debt	3,498,099	7,090,253
Unearned service revenue	2,334,348	2,011,123
Other long-term liabilities	883,356	677,775
Commitments and contingencies—Note 11		
Shareholders' equity:		
Common stock, par value $.01 per share authorized—10,000,000 shares issued 4,756,532 and 4,710,635 shares	47,565	47,106
Capital in excess of par value	21,542,541	21,444,638
Retained earnings	14,309,442	12,812,294
	35,899,548	34,304,038
Treasury stock at cost, 118,249 shares in 2001 and 85,561 shares in 2000	(633,422)	(555,097)
Accumulated other comprehensive income	(368,079)	1,249,442
Total shareholders' equity	34,898,047	34,998,383
	$ 51,925,565	$ 53,917,888

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal Years ended September 30, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,497,148	$ 961,205	$ 4,760,201
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,062,167	1,019,441	877,698
Goodwill amortization	193,543	200,659	36,279
Deferred income taxes	16,710	(1,145,081)	(371,300)
Gain on sale of securities	(3,022,579)	(315,955)	—
Change in assets and liabilities:			
Accounts receivable	5,703,378	(3,667,310)	(403,392)
Inventories	1,594,450	2,495,615	(3,668,388)
Prepaid expenses	331,955	(283,892)	(301,590)
Other assets	(65,070)	(57,594)	(108,383)
Accounts payable	(566,837)	(1,060,362)	399,202
Accrued compensation and employee benefits	(107,988)	(324,918)	166,317
Accrued expenses	509,229	(6,536)	414,896
Unearned service revenue	782,756	1,982,288	863,880
Income taxes payable	157,723	147,195	(482,201)
Other liabilities	(60,939)	(50,509)	60,976
Net cash provided by (used in) operating activities	8,025,646	(105,754)	2,244,195
Cash flows from investing activities:			
Capital expenditures	(689,427)	(1,640,802)	(1,747,030)
Proceeds from sale of securities	3,289,813	347,473	—
Acquisition, net of cash acquired	(124,923)	—	(2,064,857)
Net cash provided by (used in) investing activities	2,475,463	(1,293,329)	(3,811,887)
Cash flows from financing activities:			
Repayments of U.S. term loan	(900,000)	(900,000)	(900,000)
Proceeds from exercise of stock options	51,004	75,518	172,179
Increase (decrease) in borrowings under short-term revolving credit agreement	(127,655)	(216,072)	(238,003)
Repayments of long-term debt	(360,605)	(342,274)	(275,016)
Borrowings under mortgage loans	—	1,200,000	—
Increase (decrease) in borrowings under U.S. bank credit agreement	(1,500,000)	1,500,000	—
Repurchases of common stock	(30,966)	—	—
Net cash (used in) provided by financing activities	(2,868,222)	1,317,172	(1,240,840)
Effect of exchange rate changes on cash	47,143	198,262	(47,258)
Net increase (decrease) in cash	7,680,030	116,351	(2,855,790)
Cash at beginning of year	2,115,118	1,998,767	4,854,557
Cash at end of year	$ 9,795,148	$ 2,115,118	$ 1,998,767
Cash paid during the fiscal year for:			
Income taxes	$ 435,566	$ 1,673,100	$ 3,517,498
Interest	$ 512,354	$ 717,355	$ 608,673

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Fiscal Years ended September 30, 2001, 2000, and 1999

	Shares	Common Stock	Capital in excess of par value	Retained earnings	Treasury Stock	Accumulated other comprehensive income	Total shareholders' equity
Balance							
September 30, 1998	4,534,710	$ 45,347	$ 20,947,515	$ 7,090,888	$ (409,687)	$ 162,241	$ 27,836,304
Comprehensive income:							
Net income........................	—	—	—	4,760,201	—	—	4,760,201
Foreign currency translation adjustment	—	—	—	—	—	(146,457)	(146,457)
Total comprehensive income	—	—	—	—	—	—	4,613,744
Exercise of stock options.......	120,050	1,200	270,036	—	(99,058)	—	172,178
Tax benefit from exercise of stock options.................	—	—	126,125	—	—	—	126,125
Balance September 30, 1999	4,654,760	46,547	21,343,676	11,851,089	(508,745)	15,784	32,748,351
Comprehensive income:							
Net income........................	—	—	—	961,205	—	—	961,205
Foreign currency translation adjustment	—	—	—	—	—	(321,304)	(321,304)
Unrealized gain on securities	—	—	—	—	—	1,554,962	1,554,962
Total comprehensive income	—	—	—	—	—	—	2,194,863
Exercise of stock options	55,875	559	100,962	—	(46,352)	—	55,169
Balance September 30, 2000	4,710,635	47,106	21,444,638	12,812,294	(555,097)	1,249,442	34,998,383
Comprehensive income:							
Net income........................	—	—	—	1,497,148	—	—	1,497,148
Foreign currency translation adjustment	—	—	—	—	—	113,344	113,344
Reclassification adjustment for gains on securities included in net income...............	—	—	—	—	—	(1,554,962)	(1,554,962)
Unrealized loss on derivatives	—	—	—	—	—	(175,903)	(175,903)
Total comprehensive income	—	—	—	—	—	—	(120,373)
Repurchases of common stock	—	—	—	—	(30,966)	—	(30,966)
Exercise of stock options	45,897	459	83,077	—	(47,359)	—	36,177
Tax benefit from exercise of stock options	—	—	14,826	—	—	—	14,826
Balance September 30, 2001	4,756,532	$ 47,565	$ 21,542,541	$ 14,309,442	$ (633,422)	$ (368,079)	$34,898,047

See accompanying notes to consolidated financial statements.



Notes To Consolidated Financial Statements
Fiscal Years ended September 30, 2001, 2000, and 1999

NOTE 1.

Summary of Significant Accounting Policies

Nature of Business. The Company designs, manufactures, assembles and markets video systems and system components for use in security, surveillance, safety and control purposes by end users. The Company markets its products worldwide directly to installing dealers, systems integrators, government entities and distributors.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Vicon Industries, Inc. (the Company) and its wholly owned subsidiaries: Vicon Industries, Limited, TeleSite U.S.A., Inc. and subsidiary (Q.S.R. Ltd.), and Vicon Industries Foreign Sales Corp.; and its majority owned (60%) subsidiary, Vicon Industries (H.K.) Ltd., after elimination of intercompany accounts and transactions.

Revenue Recognition. Revenues from product sales are recognized when products are sold and title is passed to a third party, generally at the time of shipment. Advance service billings under a national supply contract with one customer are deferred and recognized as revenues on a pro rata basis over the term of the service agreement.

Cash and Cash Equivalents. Cash and cash equivalents include cash on deposit and amounts invested in highly liquid money market funds.

Marketable Securities. Marketable securities at September 30, 2000 consisted of an equity investment in Chun Shin Electronics, Inc. (see Note 3), which was classified as available-for-sale under SFAS No. 115 and recorded at fair value. Unrealized market value gains and losses on these securities, net of the related tax effect, were excluded from earnings and reported as a component of shareholders' equity in accumulated other comprehensive income until realized. Realized gains from the sale of available-for-sale securities were determined on a specific identification basis.

Inventories. Inventories are valued at the lower of cost (on a moving average basis which approximates a first-in, first-out method) or market. When it is determined that a product or product line will be sold below carrying cost, affected on hand inventories are written down to their estimated net realizable values.

Long-Lived Assets. Property, plant, and equipment are recorded at cost and include expenditures for replacements or major improvements. Depreciation, which includes amortization of assets under capital leases, is computed by the straight-line method over the estimated useful lives of the related assets. Machinery, equipment and vehicles are being depreciated over periods ranging from 2 to 10 years. The Company's buildings are being depreciated over periods ranging from 25 to 40 years and leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term.

The Company reviews its long-lived assets (property, plant and equipment and goodwill arising from purchase business combinations) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill. Goodwill represents the excess of purchase price over the fair value assigned to net assets acquired and is being amortized on a straight-line basis over 10 years. Accumulated amortization amounted to $435,870 and $242,327 at September 30, 2001 and 2000, respectively.

Engineering and Development. Product engineering and development costs are charged to expense as incurred, and amounted to approximately $4,100,000, $3,800,000 and $2,800,000 in fiscal 2001, 2000, and 1999, respectively.

Earnings Per Share. The Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" requires companies to present basic and diluted earnings per share (EPS). Basic EPS is computed based on the weighted average number of common shares outstanding. Diluted EPS reflects the maximum dilution that would have resulted from the exercise of stock options, warrants and incremental shares issuable under a deferred compensation agreement (see Note 10).

Foreign Currency Translation. The Company translates the financial statements of its foreign subsidiaries by applying the current rate method under which assets and liabilities are translated at the exchange rate on the balance sheet date, while revenues, costs, and expenses are translated at the average exchange rate for the reporting period. The resulting cumulative translation adjustment of $(192,000) and $(306,000) at September 30, 2001 and 2000, respectively, is recorded as a component of shareholders' equity in accumulated other comprehensive income.

Income Taxes. The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled (see Note 5).

Derivative Instruments. On October 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and the effect of adoption was not material. This statement establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are required to be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative

instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings.

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments are primarily used to manage exposures related to (i) transactions denominated in Japanese Yen, (ii) transactions with the Company's U.K. subsidiary, and (iii) interest rate risk on certain variable rate indebtedness. To accomplish this, the Company uses certain contracts, primarily foreign currency forward contracts ("forwards") and interest rate swaps, which minimize cash flow risks from changes in foreign currency exchange rates and interest rates, respectively. These derivatives have been designated as cash flow hedges for accounting purposes.

As of September 30, 2001, the Company had interest rate swaps and forwards outstanding with notional amounts aggregating $4.1 million and $2.0 million, respectively, whose aggregate fair value was a liability of approximately $267,000. The change in the fair value of these derivatives for the year ended September 30, 2001, is reflected in other comprehensive income in the accompanying statement of shareholders' equity, net of tax. The forwards have maturities of less than one year and require the Company to exchange currencies at specified dates and rates. The interest rate swaps mature in the same amounts and over the same periods as the related debt. The Company considers the credit risk related to the interest rate swaps and the forwards to be low because such instruments are entered into only with financial institutions having high credit ratings and are generally settled on a net basis.

Fair Value of Financial Instruments. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. The carrying amounts for trade accounts and other receivables, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments. The carrying amounts of the Company's long-term debt instruments approximate fair value. The aggregate original carrying amounts of the Company's interest rate swap agreements exceeded their fair market values by approximately $216,000 at September 30, 2001. This value represents the estimated amount the Company would need to pay if such agreements were terminated before maturity, principally resulting from market interest rate decreases. The fair value of forward exchange contracts is estimated by obtaining quoted market prices. The contracted exchange rates on committed forward exchange contracts exceeded the market rates for similar term contracts by approximately $51,000 at September 30, 2001 (see Note 11).

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Accounting for Stock-Based Compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock options. Under APB No. 25, compensation expense would be recorded if, on the date of grant, the market price of the underlying stock exceeded its exercise price. As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has retained the accounting prescribed by APB No. 25 and presents the SFAS No. 123 information in the notes to its consolidated financial statements.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable, net realizable value of inventory and assessments of the recoverability of the Company's deferred tax assets. Actual results could differ from those estimates.

Reclassification. Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2.

Business Acquisition. In August 1999, the Company acquired all of the outstanding shares of TeleSite U.S.A., Inc., a manufacturer and distributor of remote video surveillance systems, for $2.3 million. The acquisition has been accounted for as a purchase, and the results of the operations of the acquired business have been included in the consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired of approximately $2.0 million has been recorded as goodwill and is being amortized on a straight-line basis over 10 years.

Assuming this acquisition had occurred on October 1, 1998, consolidated net sales would have been approximately $75.9 million for 1999. Consolidated pro forma net income and earnings per share would not have been materially different from the reported amounts for 1999. Such unaudited pro forma amounts are not indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1999.

NOTE 3.

Marketable Securities. At September 30, 2000, the Company had a 19% ownership interest in Chun Shin Electronics, Inc. (CSE), a South Korean company which, among other things, manufactures certain of the Company's proprietary products. In July 2000, CSE completed an initial public offering of approximately 1.4 million shares of its stock

in South Korea, at which time the Company's ownership interest was reduced to approximately 21% from 34% at September 30, 1999. At September 30, 2000, the Company recorded an unrealized gain on these securities of $2.5 million ($1.6 million net of tax effect) based upon a $2.8 million fair market value and $267,000 cost basis. Realized gains from the sale of these securities were approximately $3,023,000 and $316,000 in fiscal years 2001 and 2000, respectively. Prior to CSE's public offering, the Company recognized this investment on the cost method of accounting.

NOTE 4.

Short-Term Borrowings. Borrowings under the Company's short-term revolving credit agreement represent borrowings by the Company's U.K. based subsidiary under a bank overdraft facility. Such credit agreement provides for maximum borrowings of 600,000 pounds ($882,000) and is secured by all the assets of the subsidiary. Maximum borrowings during 2001 and 2000 amounted to approximately $618,000 and $1,018,000, respectively. The weighted-average interest rate on borrowings during these years was 5.30% in 2001 and 7.81% in 2000.

NOTE 5.

Income Taxes. The components of income tax expense for the fiscal years indicated are as follows:

	2001	2000	1999
Federal	$ 396,000	$ 368,000	$ 2,392,000
State	(19,000)	40,000	200,000
Foreign	433,000	220,000	90,000
	$ 810,000	$ 628,000	$ 2,682,000

A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate follows:

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory tax	$ 784,000	34.0%	$ 540,000	34.0%	$ 2,530,000	34.0%
State tax, net of federal benefit	—	—	26,000	1.6	132,000	1.8
Goodwill amortization	65,000	2.8	68,000	4.3	12,000	0.1
Other	(39,000)	(1.7)	(6,000)	(0.4)	8,000	0.1
Effective Tax Rate	$ 810,000	35.1%	$ 628,000	39.5%	$ 2,682,000	36.0%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at September 30, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Inventory reserves	$ 980,000	$ 1,499,000
Deferred compensation accruals	149,000	156,000
Allowance for doubtful accounts receivable	357,000	339,000
Unearned service revenue	1,009,000	639,000
Unrealized loss on derivatives	91,000	—
Other	333,000	150,000
Total deferred tax assets	2,919,000	2,783,000
Deferred tax liabilities:		
Unrealized gain on securities	—	953,000
Cash surrender value of officers' life insurance	80,000	30,000
Other	52,000	40,000
Total deferred tax liabilities	132,000	1,023,000
Net deferred tax assets and liabilities	$ 2,787,000	$ 1,760,000

Pretax domestic income amounted to approximately $1,383,000, $1,079,000 and $7,385,000 in fiscal years 2001, 2000 and 1999, respectively. Pretax foreign income amounted to approximately $924,000, $510,000 and $57,000 in fiscal years 2001, 2000 and 1999, respectively.

NOTE 6.

Long-Term Debt. Long-term debt is comprised of the following at September 30, 2001 and 2000:

	2001	2000
U.S. bank credit agreement	$ –	$ 1,500,000
U.S. bank term loan	1,725,000	2,625,000
U.S. bank mortgage loans	3,393,462	3,650,128
U.K. bank term loan	410,373	480,582
Other	113,991	145,929
	5,642,826	8,401,639
Less installments due within one year	2,144,727	1,311,386
	$ 3,498,099	$ 7,090,253

In July 1998, the Company entered into a $14 million unsecured revolving credit and term loan agreement with a bank that includes a $9.5 million revolving credit facility which expires in July 2002. Borrowings under this facility bear interest at the bank's prime rate minus 2% (4.00% and 7.50% at September 30, 2001 and 2000, respectively) or, at the Company's option, LIBOR plus 90 basis points (4.42% and 7.52% at September 30, 2001 and 2000, respectively). At September 30, 2001, there were no outstanding borrowings under this facility. At September 30, 2000, outstanding borrowings under this facility were $1.5 million.

The agreement also provided for a $4.5 million five-year term loan payable in equal monthly installments through July 2003, with interest at LIBOR plus 100 basis points. The agreement contains restrictive covenants that, among other things, require the Company to maintain certain levels of earnings and ratios of debt service coverage and debt to tangible net worth. In September 1998, the Company entered into an interest rate swap agreement with the same bank at the time to effectively convert the foregoing floating rate long-term loan to a fixed rate loan. Subsequently, such bank sold its local operations, including the Company's loans, to another bank while retaining the Company's interest rate swap agreement. This agreement effectively fixes the Company's interest rate on its $4.5 million term loan at 6.74%. The interest rate swap agreement matures in the same amounts and over the same periods as the related term loan.

In January 1998, the Company entered into an aggregate $2.9 million mortgage and term loan agreement with a bank to finance the purchase of its principal operating facility. Such agreement includes a $2,512,000 ten-year mortgage loan payable in monthly installments through January 2008, with a $1,188,000 payment due at the end of the term. The agreement also provides a $388,000 five-year term loan payable in monthly installments through January 2003, with a $138,500 payment due at the end of the term. Both loans bear interest at the bank's prime rate minus 1.35%. The loans are secured by a first mortgage on the property and fixtures and contain restrictive covenants that, among other things, require the Company to maintain certain levels of earnings and ratios of debt service coverage and debt to tangible net worth. At the same time, the Company entered into interest rate swap agreements with the same bank at the time to effectively convert the foregoing floating rate long-term loans to fixed rate loans. Subsequently, such bank sold its local operations, including the Company's loans, to another bank while retaining the Company's interest rate swap agreements. These agreements effectively fix the Company's interest rate on its $2,512,000 mortgage loan at 7.79% and its $388,000 term loan at 7.7%. The interest rate swap agreements mature in the same amounts and over the same periods as the related mortgage and term loans.

In October 1999, the Company entered into a $1.2 million mortgage loan agreement with its bank to finance the expansion of its principal operating facility. The loan is payable in equal monthly principal installments through January 2008, with a $460,000 payment due at the end of the term. The loan bears interest at the bank's prime rate minus 160 basis points (4.40% and 7.90% at September 30, 2001 and 2000, respectively) or, at the Company's option, LIBOR plus 100 basis points (4.52% and 7.62% at September 30, 2001 and 2000, respectively) and contains the same covenants as included in the existing mortgage loans.

At September 30, 2001, the Company was not in compliance with certain of the financial covenants of the aforementioned loan and mortgage agreements. Subsequent to year end, the Company received a waiver of such covenant violations from its bank. At the same time, the Company received and executed a firm commitment letter from the bank to amend its current unsecured revolving credit and term loan agreement to provide a $5 million secured revolving credit facility through July 2004. Borrowings under such facility would bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 190 basis points. The amendment agreement, when executed, will grant the bank a security interest in all the assets of the Company and, among other things, will effectively modify the financial covenants contained in all existing agreements.

In April 1997, the Company's U.K. based subsidiary entered into a ten-year 500,000 pound sterling (approximately $735,000) bank term loan. The term loan is payable in equal monthly installments with interest at a fixed rate of 9%. The loan is secured by a first mortgage on the subsidiary's property and contains restrictive covenants which, among other things, require the subsidiary to maintain certain levels of net worth, earnings and debt service coverage.

Current and long-term debt maturing in each of the fiscal



years subsequent to September 30, 2001 approximates $2,145,000 in 2002, $475,000 in 2003, $316,000 in 2004, $324,000 in 2005, $330,000 in 2006 and $2,053,000 thereafter.

NOTE 7.

Segment and Related Information. The Company operates in one industry which encompasses the design, manufacture, assembly and marketing of video systems and system components for the electronic protection segment of the security industry. The Company manages its business segments primarily on a geographic basis. The Company's principal reportable segments are comprised of its United States (U.S.) and United Kingdom (Europe) based operations. Its U.S. based operations consist of Vicon Industries, Inc., the Company's corporate headquarters and principal operating entity. Its Europe based operations consist of Vicon Industries Limited, a wholly owned subsidiary which markets and distributes the Company's products principally within Europe. Other segments include the operations of Vicon Industries (H.K.), Ltd., a Hong Kong based majority owned subsidiary, which markets and distributes the Company's products principally within Hong Kong and mainland China and TeleSite U.S.A., Inc. and subsidiary, a U.S. and Israeli based manufacturer and distributor of remote video surveillance systems.

The Company evaluates performance and allocates resources based on, among other things, the net profit for each segment, which excludes intersegment sales and profits. Segment information for the fiscal years ended September 30, 2001, 2000 and 1999 is as follows:

2001	U.S.	Europe	Other	Consolidating	Totals
Net sales to external customers	$ 47,409,000	$ 14,572,000	$ 3,384,000	$ —	$ 65,365,000
Intersegment net sales	8,160,000	—	736,000	—	8,896,000
Net income (loss)	1,749,000	979,000	(1,041,000)	(190,000)	1,497,000
Interest expense	440,000	208,000	18,000	(168,000)	498,000
Interest income	348,000	—	—	(147,000)	201,000
Depreciation and amortization	780,000	158,000	124,000	194,000	1,256,000
Total assets	44,996,000	8,841,000	3,691,000	(5,602,000)	51,926,000
Capital expenditures	$ 296,000	$ 227,000	$ 166,000	$ —	$ 689,000

2000	U.S.	U.K	Other	Consolidating	Totals
Net sales to external customers	$ 59,488,000	$ 10,846,000	$ 4,290,000	$ —	$ 74,624,000
Intersegment net sales	6,301,000	—	1,248,000	—	7,549,000
Net income (loss)	1,241,000	461,000	(540,000)	(201,000)	961,000
Interest expense	672,000	205,000	62,000	(123,000)	816,000
Interest income	243,000	—	—	(146,000)	97,000
Depreciation and amortization	766,000	168,000	85,000	201,000	1,220,000
Total assets	48,277,000	5,813,000	3,598,000	(3,770,000)	53,918,000
Capital expenditures	$ 1,094,000	$ 115,000	$ 432,000	$ —	$ 1,641,000

1999	U.S.	U.K	Other	Consolidating	Totals
Net sales to external customers	$ 62,939,000	$ 8,515,000	$ 1,960,000	$ —	$ 73,414,000
Intersegment net sales	5,334,000	—	36,000	—	5,370,000
Net income (loss)	4,787,000	217,000	(194,000)	(50,000)	4,760,000
Interest expense	506,000	174,000	7,000	(95,000)	592,000
Interest income	227,000	—	—	(86,000)	141,000
Depreciation and amortization	680,000	163,000	35,000	36,000	914,000
Total assets	45,025,000	5,912,000	2,904,000	(3,942,000)	49,899,000
Capital expenditures	$ 1,469,000	$ 177,000	$ 101,000	$ —	$ 1,747,000

The consolidating segment information presented above includes the elimination and consolidation of intersegment transactions.

Notes To Consolidated Financial Statements (cont'd.)
Fiscal Years ended September 30, 2001, 2000, and 1999

Net sales and long-lived assets related to operations in the United States and other foreign countries for the fiscal years ended September 30, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Net sales			
U.S.	$ 48,339,000	$ 61,096,000	$ 63,236,000
Foreign	17,026,000	13,528,000	10,178,000
Total	$ 65,365,000	$ 74,624,000	$ 73,414,000
Long-lived assets			
U.S.. .	$ 6,076,000	$ 6,561,000	$ 6,234,000
Foreign	2,063,000	1,941,000	1,819,000
Total	$ 8,139,000	$ 8,502,000	$ 8,053,000

U.S. sales include $3,455,000, $6,039,000 and $5,236,000 for export in fiscal years 2001, 2000, and 1999, respectively. Indirect sales to the United States Postal Service under a national supply contract approximated $15.2 million, $22.8 million and $22.7 million in fiscal 2001, 2000 and 1999, respectively.

NOTE 8.

Stock Options and Stock Purchase Warrants. The Company maintains stock option plans which include both incentive and non-qualified options covering a total of 323,760 shares of common stock reserved for issuance to key employees, including officers and directors. Such amount includes a total of 100,000 options reserved for issuance under the 1999 Incentive Stock Option Plan, as well as a total of 100,000 options reserved for issuance under the 1999 Non-Qualified Stock Option Plan, approved by the shareholders in April 1999. All options are issued at fair market value at the grant date and are exercisable in varying installments according to the plans. The plans allow for the payment of option exercises through the surrender of previously owned mature shares based on the fair market value of such shares at the date of surrender. During fiscal 2001, 2000 and 1999, a total of 18,988, 10,613 and 12,431 common shares, respectively, were surrendered pursuant to stock option exercises, which are held in treasury. There were 71,889 shares available for grant at September 30, 2001.

Changes in outstanding stock options for the three years ended September 30, 2001 are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance - September 30, 1998	349,897	$ 2.94
Options granted	143,000	$ 7.50
Options exercised	(120,050)	$ 2.26
Options forfeited	(2,200)	$ 7.00
Balance - September 30, 1999	370,647	$ 4.89
Options granted	129,823	$ 3.50
Options exercised	(55,875)	$ 2.18
Options forfeited	(168,611)	$ 7.33
Balance - September 30, 2000	275,984	$ 3.30
Options granted	86,301	$ 2.39
Options exercised	(45,897)	$ 1.81
Options forfeited	(64,517)	$ 3.49
Balance - September 30, 2001	251,871	$ 3.15
Price range $2.20 - $3.06		
(weighted-average contractual life of 2.9 years)	151,926	$ 2.58
Price range $3.07 - $7.44		
(weighted-average contractual life of 4.3 years)	99,945	$ 4.03
Exercisable options:		
September 30, 1999	210,147	$ 2.94
September 30, 2000	140,239	$ 2.66
September 30, 2001	107,643	$ 3.30

On April 20, 2000, the Board of Directors granted holders of stock options the right to surrender their underwater options by May 31, 2000 in exchange for a reduced option grant at an exercise price of $3.18 per share, based on the closing market price of the Company's common stock on such date. On May 31, 2000, the Company granted 67,823 new options and cancelled 156,750 options with exercise prices ranging from $6.75 to $8.19 per share. These new grants were treated as repricings and are subject to variable plan accounting pursuant to FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, compensation expense will be recorded for any increase in the Company's stock price above the price of $3.18 on July 1, 2000, the effective date of this pronouncement. In fiscal 2001 and 2000, no compensation expense was recorded relating to these repriced options.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of this Statement. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	4.0%	5.0%	5.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	66.9%	59.5%	59.0%
Weighted average expected life	4 years	4 years	4 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and earnings per share are as follows:

	2001	2000	1999
Net income:			
As reported	$ 1,497,148	$ 961,205	$ 4,760,201
Pro forma	$ 1,424,263	$ 773,082	$ 4,646,938
Earnings per share:			
As reported			
Basic	$ .32	$ .21	$ 1.05
Diluted	$ .32	$ .21	$ 1.01
Pro forma			
Basic	$ .31	$ .17	$ 1.03
Diluted	$ .31	$ .17	$ .98
Weighted average fair value of options granted	$ 1.30	$ 1.76	$ 3.74

In connection with the public offering during fiscal 1998, the Company granted the Underwriters warrants to purchase up to 145,000 shares of Common Stock. The warrants are exercisable at any time through May 2003 at a price of $10.50 per share.

NOTE 9.

Shareholder Rights Plan. On November 14, 2001, the Company's Board of Directors adopted a Shareholder Rights Plan, which declared a dividend of one Common Stock Purchase Right (a Right) for each outstanding share of common stock of the Company to shareholders of record on December 21, 2001. Each Right entitles the holder to purchase from the Company one share of common stock at a purchase price of $15 per share. In the event of the acquisition of or tender offer for 20% or more of the Company's outstanding common stock by certain persons or group without the Board of Directors' consent, such purchase price will be adjusted to equal fifty percent of the average market price of the Company's common stock for a period of thirty consecutive trading days immediately prior to the event. Until the Rights become exercisable, they have no dilutive effect on the Company's earnings per share.

The Rights, which are non-voting and exercisable until November 30, 2011, can be redeemed by the Company in whole at a price of $.001 per Right at any time prior to the acquisition by certain persons or group of 50% of the Company's common stock. Separate certificates for the Rights will not be distributed, nor will the Rights be exercisable, until either (i) a person or group acquires beneficial ownership of 20% or more of the Company's common stock or (ii) the tenth day after the commencement of a tender or exchange offer for 20% or more of the Company's common stock. Following an acquisition of 20% or more of the Company's common shares, each Right holder, except for the 20% or more stockholder, can exercise their Right(s), unless the 20% or more stockholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent Directors of the Company have determined to be fair and in the best interest of the Company and its stockholders.

NOTE 10.

Earnings Per Share. The following table provides the components of the basic and diluted earnings per share (EPS) computations:

	2001	2000	1999
Basic EPS computation:			
Net income	$1,497,148	$ 961,205	$ 4,760,201
Weighted average shares outstanding	4,645,154	4,600,447	4,519,344
Basic earnings per share	$ .32	$ .21	$ 1.05
Diluted EPS computation:			
Net income	$1,497,148	$ 961,205	$ 4,760,201
Weighted average shares outstanding	4,645,154	4,600,447	4,519,344
Stock options	6,403	70,808	185,940
Stock compensation arrangement	—	1,510	13,075
Diluted shares outstanding	4,651,557	4,672,765	4,718,359
Diluted earnings per share	$ .32	$ .21	$ 1.01

NOTE 11.

Commitments and Contingencies. The Company occupies certain facilities, or is contingently liable, under operating leases that expire at various dates through 2008. The leases, which cover periods from three to eight years, generally provide for renewal options at specified rental amounts. The aggregate operating lease commitment at September 30, 2001 was $772,000 with minimum rentals for the fiscal years shown as follows: 2002 - $258,000; 2003 - $200,000; 2004 - $183,000; 2005 - $64,000; 2006 - $22,000; 2007 and thereafter - $45,000.

The Company is a party to employment agreements with seven executives that provide for, among other things, the payment of compensation if there is a change in control without Board of Director approval (as defined in the agreements). The contingent liability under such change in control provisions at September 30, 2001 was approximately $2,626,000. The total compensation payable under these agreements, absent a change in control, aggregated $2,650,000 at September 30, 2001. The Company is also a party to an insured deferred compensation agreement with a retired officer. The aggregate remaining compensation payments of approximately $222,000 as of September 30, 2001 are subject to the individual's adherence to certain non-compete covenants, and are payable in monthly installments through December 2003.

The Company entered into certain consulting and incentive compensation agreements that provide for the payout of up to $810,000 of fees and compensation upon the completion and sale of a specified number of units of a newly developed product line.

In October 1997, 1998 and 1999, the Company's Chief Executive Officer was provided a deferred compensation benefit of 45,952, 16,565 and 8,130 shares, respectively, of common stock currently held by the Company in treasury. Such shares vest upon the expiration of the executive's employment agreement in October 2004, or earlier under certain occurrences including his death, involuntary termination or a change in control of the Company. The market value of such shares approximated $507,000 at the dates of grant, which is being amortized on the straight-line method over the term of the employment agreement.

Sales to customers from the Company's U.K. based subsidiary are denominated in British pounds sterling. The Company attempts to minimize its currency exposure on these sales through the purchase of forward exchange contracts to cover its billings to this subsidiary. These contracts generally involve the exchange of one currency for another at a future date and specified exchange rate. At September 30, 2001 and 2000, the Company had approximately $1,600,000 and $1,900,000, respectively, of outstanding forward exchange contracts to sell British pounds. Such contracts have maturities of less than one year.

The Company's purchases of Japanese sourced products through CBC Company, Ltd., a related party, are denominated in Japanese yen. At September 30, 2001 and 2000, the

Company had approximately $395,000 and $791,000, respectively, of outstanding forward exchange contracts to purchase Japanese yen.

In fiscal 1999, the Company received notice from a competitor asserting that certain of the Company's products infringe upon a patent it allegedly owns and is seeking royalties on the Company's sales of such products. The Company believes that it has good defenses in this matter. No assurance can be given that this matter will be resolved in the Company's favor and no reasonable estimate of potential loss, if any, can be made at this time.

NOTE 12.

Related Party Transactions. As of September 30, 2001, CBC Company, Ltd. and affiliates ("CBC") owned approximately 11.7% of the Company's outstanding common stock. The Company, which has been conducting business with CBC for approximately 22 years, imports certain finished products and components through CBC and also sells its products to CBC. The Company purchased approximately $3.5 million, $4.4 million and $5.4 million of products and components from CBC in fiscal years 2001, 2000, and 1999, respectively, and the Company sold $303,000, $303,000 and $1.3 million of products to CBC for distribution in fiscal years 2001, 2000, and 1999, respectively. At September 30, 2001 and 2000, the Company owed $243,000 and $481,000, respectively, to CBC and CBC owed $58,000 and $50,000, respectively, to the Company resulting from purchases of products.

As of September 30, 2001, Mr. Chu S. Chun had beneficial voting control over approximately 6.5% of the Company's outstanding common stock. Mr. Chun controls and beneficially owns a minority interest in Chun Shin Electronics, Inc. (CSE), a South Korean manufacturer of certain of the Company's proprietary products (see Note 3). Mr. Chun also controls International Industries, Inc. (I.I.I.), a U.S. based company which arranges the importation of all the Company's products purchased directly or indirectly from CSE. During fiscal years 2001, 2000 and 1999, the Company purchased approximately $4.1 million, $5.0 million and $5.7 million, respectively, of products from CSE through I.I.I. under this agreement. In addition, the Company sold approximately $276,000, $663,000 and $535,000 of its products to I.I.I. in 2001, 2000 and 1999, respectively, for resale to CSE. At September 30, 2001 and 2000, I.I.I. owed the Company approximately $10,000 and $380,000, respectively.

Quarterly Financial Data (unaudited)

Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Earnings (Loss) Per Share Basic	Earnings (Loss) Per Share Diluted
Fiscal 2001					
December	$ 17,377,000	$ 5,901,000	$ 1,722,000	$ .37	$ .37
March	17,160,000	5,706,000	418,000	.09	.09
June	16,081,000	5,465,000	(374,000)	(.08)	(.08)
September	14,747,000	4,614,000	(269,000)	(.06)	(.06)
Total	$ 65,365,000	$ 21,686,000	$ 1,497,000	$ .32	$ .32
Fiscal 2000					
December	$ 19,525,000	$ 5,390,000	$ 85,000	$ .02	$ .02
March	17,442,000	5,626,000	186,000	.04	.04
June	19,123,000	6,344,000	478,000	.10	.10
September	18,534,000	5,694,000	212,000	.05	.05
Total	$ 74,624,000	$ 23,054,000	$ 961,000	$ .21	$ .21

The Company has not declared or paid cash dividends on its common stock for any of the foregoing periods. Additionally, certain loan agreements restrict the payment of any cash dividends in future periods.

Because of changes in the number of common shares outstanding and market price fluctuations affecting outstanding stock options, the sum of quarterly earnings per share may not equal the earnings per share for the full year.

Results of Operations

Fiscal Year 2001 Compared with 2000. Net sales for 2001 decreased $9.2 million or 12% to $65.4 million compared with $74.6 million in 2000. Domestic sales decreased $10.1 million or 18% to $44.9 million principally as a result of a $7.6 million decline in indirect sales to the United States Postal Service (USPS) under a national supply contract. Indirect sales to the USPS decreased 33% to $15.2 million in 2001 compared with $22.8 million in 2000. In March 2001, the USPS announced an immediate freeze on all its capital spending due to a severe projected budget deficit. As a result, the Company has since experienced a material reduction in its USPS order rate. In addition, the USPS supply contract had expired on June 30, 2001 with no new contract being awarded. The Company has since been named as one of three pre-approved suppliers in the latest USPS published specification for video systems. International sales increased $.9 million or 5% to $20.5 million primarily as a result of increased sales in Europe. The backlog of unfilled orders was $6.3 million at September 30, 2001 compared with $8.4 million at September 30, 2000.

Gross profit margins for 2001 increased to 33.2% compared with 30.9% in 2000. The margin increase was principally attributable to the effects of a $1.3 million charge for warranty costs incurred in the prior year.

Operating expenses for 2001 were $22.1 million or 33.8% of net sales compared with $21.1 million or 28.2% of net sales in 2000. The increase in operating expenses included the write-down of certain foreign assets, certain severance and payroll related costs and costs incurred in the development of new product lines.

The Company incurred an operating loss of $418,000 for 2001 compared with operating income of $2.0 million for 2000 principally as a result of lower sales and increased operating expenses during 2001.

Interest expense decreased $318,000 to $498,000 for 2001 compared with $816,000 in 2000 principally as a result of the paydown of bank borrowings.

The Company realized a $3.0 million gain ($2.0 million net of tax effect) on the sale of its remaining equity interest in Chun Shin Electronics, Inc. (CSE), a South Korean company which, among other things, manufactures certain of the Company's proprietary products.

Income tax expense for 2001 was $810,000 compared with $628,000 in 2000.

As a result of the foregoing, net income increased to $1.5 million for 2001 compared with $961,000 for 2000.

Results of Operations

Fiscal Year 2000 Compared with 1999. Net sales for 2000 increased $1.2 million or 2% to $74.6 million compared with $73.4 million in 1999. International sales increased $4.2 million or 27% to $19.6 million primarily as a result of increased sales efforts within new international markets. Domestic sales decreased $3.0 million or 5% to $55 million principally as a result of a decrease in large system sales. Indirect sales to the United States Postal Service under a national supply contract approximated $23 million in both 2000 and 1999. The contract was due to expire in July 2000 and was extended to December 31, 2000. The backlog of unfilled orders was $8.4 million at September 30, 2000 compared with $11.3 million at September 30, 1999.

Gross profit margins for 2000 decreased to 30.9% compared with 35.1% in 1999. The margin decline was primarily the result of lower selling prices and a warranty charge of $1.3 million resulting from a technical problem associated with a new product line.

Operating expenses for 2000 were $21.1 million or 28.2% of net sales compared with $17.9 million or 24.4% of net sales in 1999. The increase in operating expenses was principally the result of additional sales, sales support and product development personnel and related expenses.

Operating income decreased to $2.0 million for 2000 compared with $7.9 million for 1999 principally as a result of a decrease in gross profit and increased operating expenses.

Interest expense increased $224,000 to $816,000 for 2000 compared with $592,000 in 1999 principally as a result of an increase in bank borrowings to, among other things, finance the increase in accounts receivable.

In the fourth quarter of fiscal 2000, the Company realized a $316,000 gain on the sale of certain of its stock holdings in Chun Shin Electronics, Inc. (CSE), a South Korean public company and manufacturer of certain of the Company's proprietary products. CSE completed an initial public offering in South Korea in July 2000.

Income tax expense for 2000 was $628,000 compared with $2.7 million in 1999.

As a result of the foregoing, net income amounted to $961,000 for 2000 compared with $4.8 million for 1999.

Liquidity and Financial Condition. Net cash provided by operating activities was $8.0 million for 2001 due primarily to a $5.7 million decrease in accounts receivable and a $1.6 million decrease in inventories. The accounts receivable decrease was due principally to lower comparable period sales and improved collections on sales to U.S. Postal Service contractors. Reported net income for the period of $1.5 million included a $2.0 million net of tax non-operating gain on the sale of securities. Net cash provided by investing activities was $2.5 million for 2001 due to the receipt of $3.3 million of proceeds from the sale of the Company's remaining equity interest in Chun Shin Electronics, Inc. Net cash used in financing activities was $2.9 million in 2001, which included the repayment of $1.5 million of borrowings under the Company's U.S. revolving credit agreement and $1.3 million of scheduled repayments of bank term and mortgage loans. As a result of the foregoing, cash increased by $7.7 million for 2001 after the effect of exchange rate changes on the cash position of the Company.

The Company has a $9.5 million unsecured revolving credit facility in the U.S. with a bank that expires in July 2002. Borrowings under this facility bear interest at the bank's prime rate minus 2% or, at the Company's option, LIBOR plus 90 basis points (4.00% and 4.42%, respectively, at September 30, 2001). At September 30, 2001, there were no outstanding borrowings under this facility. The agreement contains restrictive covenants which, among other things, require the Company to maintain certain levels of earnings and ratios of debt service coverage and debt to tangible net worth.

At September 30, 2001, the Company was not in compliance with certain of the financial covenants of the aforementioned loan and mortgage agreements. Subsequent to year end, the Company received a waiver of such covenant violations from its bank. At the same time, the Company received and executed a firm commitment letter from the bank to amend its current unsecured revolving credit and term loan agreement to provide a $5 million secured revolving credit facility through July 2004. Borrowings under such facility would bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 190 basis points. The amendment agreement, when executed, will grant the bank a security interest in all the assets of the Company and, among other things, will effectively modify the financial covenants contained in all existing agreements.

The Company also maintains a bank overdraft facility of 600,000 pounds sterling (approximately $882,000) in the U.K. to support local working capital requirements of Vicon Industries Limited. At September 30, 2001, there were no outstanding borrowings under this facility.

The Company believes that it has sufficient cash and funds available under its credit agreements to meet its anticipated operating, capital expenditures and debt service requirements for at least the next twelve months.

New Accounting Standard Not Yet Adopted. In July 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and establishes criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, tested for impairment at least annually in accordance with the provisions of the Statement. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company adopted the provisions of SFAS No. 141 effective July 1, 2001, which had no effect on its financial position or results of operations. SFAS No. 142 will be effective for the Company beginning October 1, 2001, at which time the Company will be required to reassess the useful lives and residual values of its intangible assets acquired in purchase business combinations and make any necessary amortization adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of the Statement. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

Amortization expense related to goodwill was $193,543 and $200,659 for the years ended September 30, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 142, the Company has not yet been able to assess the impact of adopting this statement on its financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which supersedes SFAS No. 121. SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill will be evaluated for impairment under SFAS No. 142, as discussed above. The Company is required to adopt SFAS No. 144 on October 1, 2003. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121.

Foreign Currency Activity. The Company's foreign exchange exposure is principally limited to the relationship of the U.S. dollar to the Japanese yen and the British pound sterling.

Japanese sourced products denominated in Japanese yen accounted for approximately 6% and 7% of product purchases in fiscal 2001 and 2000, respectively. The Company attempts to minimize its currency exposure on these purchases through the purchase of forward exchange contracts. The Company also attempts to reduce the impact of an unfavorable exchange rate condition through cost reductions from its suppliers and shifting product sourcing to suppliers transacting in more stable and favorable currencies.

Sales by the Company's U.K. based subsidiary to customers in Europe and the Middle East are made in Pounds Sterling or Euros. In fiscal 2001, approximately $7.1 million of products

were sold by the Company to its U.K. based subsidiary for resale. Since the third quarter of fiscal 2000, the pound and the euro have significantly weakened against the U.S. dollar, thus increasing the cost of U.S. sourced product sold by this subsidiary. The Company attempts to minimize its currency exposure on intercompany sales through the purchase of forward exchange contracts.

On October 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and the effect of adoption was not material. As of September 30, 2001, the Company had interest rate swaps and forward exchange contracts outstanding with notional amounts aggregating $4.1 million and $2.0 million, respectively, whose aggregate fair value was a liability of approximately $267,000.

In general, the Company seeks lower costs from suppliers and enters into forward exchange contracts to mitigate exchange rate exposures. However, there can be no assurance that such steps will be effective in limiting foreign currency exposure.

Market Risk Factors. The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. The Company has a policy that prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes.

The Company enters into forward exchange contracts to hedge certain foreign currency exposures and minimize the effect of such fluctuations on reported earnings and cash flow (see "Foreign Currency Activity", Note 1 "Derivative Instruments" and "Fair Value of Financial Instruments" to the accompanying financial statements). At September 30, 2001, the Company's foreign currency exchange risks included a $3.8 million intercompany accounts receivable balance due from the Company's U.K. based subsidiary and a nominal Japanese yen denominated trade accounts payable liability due to inventory suppliers. Such assets and liabilities are short term and will be settled in fiscal 2002. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At September 30, 2001, a 10% strengthening or weakening of the U.S. dollar versus the British pound would result in a $378,000 decrease or increase, respectively, in the intercompany accounts receivable balance. Such foreign currency exchange risk at September 30, 2001 has been substantially hedged by forward exchange contracts.

At September 30, 2001, the Company had $4.1 million of outstanding floating rate bank debt which was covered by interest rate swap agreements that effectively convert the foregoing floating rate debt to stated fixed rates (see "Note 6. Long-Term Debt" to the accompanying financial statements). Thus, the Company has substantially no net interest rate exposures on these instruments. However, the Company had approximately $1.1 million of floating rate bank debt that is subject to interest rate risk as it was not covered by interest rate swap agreements.

Inflation. The impact of inflation on the Company has been minimal in recent years as the rate of inflation remains low. However, inflation continues to increase costs to the Company. As operating expenses and production costs increase, the Company seeks price increases to its customers to the extent permitted by market conditions.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. Statements in this Annual Report and other statements made by the Company or its representatives that are not strictly historical facts including, without limitation, statements included herein under the captions "Results of Operations" and "Liquidity and Financial Condition" are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that should be considered as subject to the many risks and uncertainties that exist in the company's operations and business environment. The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, express or implied, by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company also assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based.

Selected Financial Data
(in thousands, except per share data)

Fiscal Year	2001	2000	1999	1998	1997
Net sales	$ $65,365	$ 74,624	$ 73,414	$ 63,310	$ 51,519
Gross profit	21,686	23,054	25,779	21,960	14,475
Operating (loss) income	(418)	1,993	7,893	6,869	2,750
Income before income taxes	2,307	1,589	7,442	5,810	1,647
Net income	1,497	961	4,760	5,810	1,565
Earnings per share:					
Basic	.32	.21	1.05	1.61	.56
Diluted	.32	.21	1.01	1.50	.52
Total assets	51,926	53,918	49,899	44,386	31,200
Long-term debt	3,498	7,090	5,799	7,002	8,344
Working capital	30,005	33,365	29,049	27,642	15,351
Property, plant and equipment (net)	$ 8,139	$ 8,502	$ 8,053	$ 7,137	$ 3,492



Investor Materials

Vicon's Investor Relations Center, located within our website, contains background on the Company and its products, financial information, and other useful information.

For investor information, including Annual Report, Shareholder Quarterly Reports and press releases, please see our website at www.vicon-cctv.com.



www.vicon-cctv.com

Corporate Headquarters

89 Arkay Drive
Hauppauge, New York
11788
(631) 952-CCTV (2288)
800-645-9116
Fax: (631) 951-CCTV (2288)

European Headquarters

Brunel Way
Fareham, PO15 5TX
United Kingdom
+44 (0) 1489 566300
Fax: +44 (0) 1489 566322

Brussels Office

Zaventem
Belgium
+32 (2) 712 8780
Fax: +32 (2) 712 8781

Far East Office

Unit 5, 17/F, Metropole
Square
8 On Yiu Street, Shatin
New Territories, Hong Kong
(852) 2145-7118
Fax: (852) 2145-7117

www.vicon-cctv.com

Vicon and its logo are registered trademarks of Vicon Industries Inc.
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Oyster Bay, NY 11771. All rights reserved. Vicon part number 8007-7002-00-00

